John H. Lively The Law Offices of John H. Lively & Associates, Inc. A Member Firm of The 1940 Act Law GroupTM 11300 Tomahawk Creek Parkway, Suite 310 Leawood, KS 66211 Phone: 913.660.0778 Fax: 913.660.9157

January 31, 2018

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Ms. Fettig:

On November 24, 2017, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 255 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 256 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of making a change to the investment strategies and related risk disclosures on each of The E-Valuator Very Conservative RMS Fund, The E-Valuator Conservative RMS Fund, The E-Valuator Tactically Managed RMS Fund, The E-Valuator Moderate RMS Fund, The E-Valuator Growth RMS Fund, and The E-Valuator Aggressive Growth RMS Fund (the “Funds”). We subsequently filed Post-Effective Amendment No. 277 under the 1933 Act and Amendment No. 278 under the 1940 Act (the “Amendment No. 2”) to address further revisions to the expense limitation arrangements for the Funds. Subsequent to the filing of Amendment No. 2, you provided one additional comment, which we are addressing in this correspondence letter. For your convenience and reference, I have summarized the comment in this letter and provided the Trust’s response below the comment.

Prospectus

The Funds

Fund Summary – Fees and Expenses of the Fund

1.
Comment:     The gross operating expenses (excluding AFFE) for each class of shares of each of the Funds, as reflected in the fee tables in the prospectus, do not correspond to the gross operating expenses reflected in the September 30, 2017 audited financial highlights. Please explain this difference.

Response:     The disclosures in the Funds’ prospectuses’ fee tables has been restated to reflect modifications to the fees related to the contractual service arrangements in place for the Funds. A footnote will be added to the fee table disclosure to disclose that the fees have been restated to reflect this change in the contractual arrangements. This footnote disclosure will be included in a filing made pursuant to Rule 497(c) under the 1933 Act.

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
January 31, 2018

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively